Exhibit 99.3

BASIS OF PRESENTATION

This Management’s Discussion and Analysis (“MD&A”) for Westport Innovations Inc. (“Westport”, the “Company”, “we”, “us”, “our”) is intended to assist readers in analyzing our financial results and should be read in conjunction with the audited consolidated financial statements, including the accompanying notes, for the fiscal year ended December 31, 2014. Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The Company’s reporting currency is the U.S. dollar. This MD&A is dated March 9, 2015.

Additional information relating to Westport, including our Annual Information Form (“AIF”) and Form 40-F, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All financial information is reported in U.S. dollars unless otherwise noted.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements that are based on the beliefs of management and reflects our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Act of 1934, as amended. Such statements include but are not limited to statements regarding the orders or demand for our products, our investments, cash and capital requirements, the intentions of partners and potential customers, the performance of our products, our future market opportunities, availability of funding and funding requirements, our estimates and assumptions used in our accounting policies, our accruals, including warranty accruals, our financial condition, timing of when we will adopt or meet certain accounting and regulatory standards and the alignment of our business segments. These statements are neither promises nor guarantees but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward looking statements. These risks include risks related to revenue growth, operating results, liquidity, industry and products, general economy, conditions of the capital and debt markets, government or accounting policies and regulations, technology innovations, as well as other factors discussed below and elsewhere in this report, including the risk factors contained in the Company’s most recent AIF filed on SEDAR at www.sedar.com. The forward-looking statements contained in this MD&A are based upon a number of material factors and assumptions which include, without limitation, market acceptance of our products, product development delays in contractual commitments, the ability to attract and retain business partners, competition from other technologies, price differential between natural gas and liquefied petroleum gas, unforeseen claims, exposure to factors beyond our control as well as the additional factors referenced in our AIF. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by applicable legislation.

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The forward looking statements contained in this document speak only as of the date of this MD&A. Except as required by applicable legislation, Westport does not undertake any obligation to release publicly any revisions to these forward looking statements to reflect events or circumstances after this MD&A, including the occurrence of unanticipated events. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

BUSINESS OVERVIEW

We are a leading provider of high-performance, low-emission engine and fuel system technologies utilizing gaseous fuels. Our technology and products enable light- (less than 5.9 litre), medium- (5.9 to 10 litre), heavy-duty- (10 to 16 litre) and high-horsepower- (greater than 16 litre) petroleum-based fuel engines and vehicles to use primarily natural gas, giving users a cleaner and generally less expensive alternative fuel based on a more abundant natural resource. Through our partnerships and direct sales efforts, we sell natural gas and propane engines, fuel systems, and components to customers in more than 79 countries. We currently have strategic relationships with three of the world's top four engine producers and supply or have strategic relationships with six of the world's top ten truck producers, as well as seven of the world's top ten automotive manufacturers. Our strategic relationships with OEMs provide us with access to their manufacturing capacity, supply chain and global distribution networks without incurring the considerable investment associated with these assets. We commercialize our technology in markets where demand for clean, low emission engines is prevalent.

Since our founding in 1995, we have invested over $700 million towards the research, development and commercialization of our proprietary technologies and related products. Conversely, our research and development efforts and investments have resulted in a substantial patent portfolio that serves as the foundation for our differentiated technology offerings and competitive advantage. Our technologies and related products enable combustion engines to use gaseous fuels, such as natural gas, propane, renewable natural gas (“RNG”) or hydrogen. The substitution of natural gas for petroleum-based fuel drives a reduction in harmful combustion emissions, such as particulate matter and greenhouse gases, in addition to providing a relatively inexpensive alternative fuel from a more plentiful natural resource.

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The principle focus of the operating business units are summarized below:

Operating Business Units

Westport Applied Technologies Business Unit

Westport Applied Technologies ("Applied Technologies") designs, manufactures and sells compressed natural gas ("CNG"), liquefied natural gas ("LNG"), and liquefied petroleum gas ("LPG") components and subsystems to over 20 global OEMs, including Fiat, Volkswagen, Tata Mortors ("Tata"), the GAZ Group, Chrysler, General Motors ("GM"), Hyundai and Kia and to aftermarket customers in over 60 countries. Sales from Westport's wholly-owned Italian subsidiaries, OMVL S.p.A. ("OMVL")and Emer S.p.A ("EMER"), including Emer's wholly-owned subsidiary Valtek S.p.A., Westport's Australian operations, and, recently acquired Netherlands based Prins Autogassystemen Holding B.V. ("Prins") are reported under Applied Technologies, are made either directly to OEMs or through one of their many global distributors. Applied Technologies designs and manufactures a range of components, including pressure regulators, injectors, electronic control units, valves and filters; sells monofuel, bi-fuel and dual-fuel diesel blend conversion kits; and also offers full engine management systems and solutions that can be launched quickly at a competitive price. Applied Technologies provides Westport with high volume, scalable manufacturing and assembly. The business unit has a strong customer base in Europe and is growing in Asia, North and South America, and Africa.

Westport On-Road Systems Business Unit

The On-Road Systems business unit ("On-Road Systems") engineers, designs, assembles and sells natural gas engine and vehicle systems for automotive, light commercial, and trucking. Westport's existing On-Road Systems’ OEM customers and partners include Ford Motor Company ("Ford"), GM, PACCAR Inc. ("PACCAR") and Volvo Car Group ("Volvo Car"). Westport supports customers with vehicle conversions through the Ford Qualified Vehicle Modifier ("QVM") program with products in the Ford line, including transit, cargo shuttle and taxi vehicles. Sold under the Westport WiNG™ Power System brand, product offerings include the Ford Transit Van dedicated, F-250/F-350 bi-fuel (CNG and gasoline) and dedicated, F-450 to F-650, F-59 dedicated, E-450 dedicated and Transit Connect bi-fuel vehicle models. Westport also provides aftermarket conversion products, alternative fuel systems and application engineering. Other products include Volvo Car bi-fuel systems (CNG and gasoline) for the V60 and V70 bi-fuel wagon; Westport JumpStartTM mobile fuel services; and Westport iCE PACKTM for spark-ignited ("SI") engines.

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Westport Off-Road Systems Business Unit

Westport Off-Road Systems (“Off-Road Systems”) has been exploring product development opportunities for using liquefied natural gas (“LNG”) fuel in large, off-road engine applications including rail, mining, marine, and oil & gas. According to industry statistics and our analysis, the global annual fuel usage in these applications is over 24 billion gallons of diesel fuel annually, presenting a highly attractive opportunity for significant fuel cost savings and reduced emissions through the use of LNG as an alternative fuel. Current products include an LNG tender product for the rail market, and Westport™ 2.4L industrial engines sold to Clark Material Handling ("Clark") and Cummins Western Canada for forklift and oilfield applications, respectively.

Corporate and Technology Investments Business Unit

The Corporate and Technology Investments business unit ("Corporate and Technology Investments") is responsible for investments in new research and development programs and revenues and expenses related to development programs with OEMs, corporate oversight and general administrative duties. Corporate and Technology Investments focuses on long-term product development and future return on investments. Once a product is launched, the revenue will be recognized under one of the operating business units: Applied Technologies; On-Road Systems; or Off-Road Systems.

Westport Joint Ventures

Cummins Westport Inc.

Cummins Westport Inc. (“CWI”), our 50:50 joint venture with Cummins, Inc., (“Cummins”), serves the medium- to heavy-duty engine markets. CWI engines are offered by many OEMs for use in transit, school and shuttle buses, conventional trucks and tractors, and refuse collection trucks, as well as specialty vehicles such as short-haul port drayage trucks and street sweepers. The fuel for CWI engines is typically carried on the vehicles as CNG or LNG. CWI engines are produced at certain of Cummins' plants, allowing CWI to leverage Cummins' manufacturing footprint without incurring additional capital costs. CWI also utilizes Cummins' supply chain, back office systems and distribution and sales networks. CWI is the leading supplier of natural gas engines to the North American medium- and heavy-duty truck and transit bus industries.

Weichai Westport Inc.

Weichai Westport Inc. (“WWI”) is a joint venture between Westport (35% interest), Weichai Holding Group Co. Ltd. (40% interest) ("Weichai") and Hong Kong Peterson (CNG) Equipment Ltd. ("Hong Kong Peterson") (25% interest) focusing on the Chinese market. WWI develops, manufactures, and sells advanced, alternative fuel engines and parts that are widely used in city bus, coach, and heavy-duty truck applications in China or exported to other regions globally.

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GENERAL DEVELOPMENTS

On December 2, 2014, the Company acquired Netherlands based Prins Autogassystemen Holding B.V. ("Prins") for a base purchase price of EUR 12.2 million ($15.0 million). The Company paid cash of EUR 2.5 million ($3.1 million) and assumed debt of EUR 9.7 million ($11.9 million). Prins is a world leader in the development of alternative fuel systems and provides cost-effective and innovative solutions for a wide range of engine types. The Company recognized goodwill EUR 2.6 million ($3.2 million) on the acquisition date.

On October 6, 2014, CWI announced that Rob Neitzke, General Manager of the Construction Segment of Cummins off-highway engine business, was appointed as President of CWI, effective January 1, 2015.

On September 30, 2014, Westport provided an update on its Westport HPDI second generation or Westport™ HPDI 2.0 development program and identified plans to further refine investment programs to align with its OEM customers and the global pace of natural gas vehicle adoption and related infrastructure build out. In line with the pace of market adoption, Westport updated its near-term revenue outlook for the year ended December 31, 2014.

On September 23, 2014, Westport unveiled its newest proprietary technology, the first generation of enhanced spark-ignited (“ESI”) natural gas system. This revolutionary approach to natural gas combustion technology is designed to provide vehicle and engine OEMs with a “downsized” natural gas solution that is cost competitive while providing similar levels of power, torque, and fuel economy to a larger diesel engine. Using 100% dedicated natural gas as fuel, the ESI technology optimizes the combustion and thermal efficiencies of the engine by taking advantages of the positive properties of natural gas.

On August 14, 2014, Westport announced that Jill Bodkin was elected Chairman of the Board. Former Chairman, John Beaulieu, remains on the Board as a director and was awarded the title "Chairman Emeritus". Joseph Caron, formerly of Westport's Advisory Board, was appointed to the Board.

On June 27, 2014, Westport announced that it extended the maturity date of its 9% unsecured subordinated non-convertible debentures formerly due September 22, 2014 to September 15, 2017, and secured an additional C$19 million in debentures on the same terms, bringing the total outstanding principal amount of debentures to C$55 million.

On June 5, 2014, Westport announced that Ashoka Achuthan was appointed as Chief Financial Officer (“CFO”) of Westport.

On May 6, 2014, Westport announced it was working in cooperation with The Kroger Company (“Kroger”), one of the world's largest retailers with over 2,600 supermarkets in the US, to meet their industry-leading environmental sustainability goals. Kroger placed an order for 31 Westport iCE PACK systems to be integrated onto their Freightliner natural gas trucks, which also feature the Cummins Westport ISX12 G engine.

On May 5, 2014, Westport announced that the only CARB and EPA certified 2014 model year Ford F-150, featuring the Westport WiNG™ Power System, was being debuted and was on display, during the Alternative Clean Transportation Expo in Long Beach, California, from May 6 to 8. Westport is currently working on certifications for the F-150, 2015/2016 model year pickup trucks.

On April 28, 2014, Westport announced the launch of final customer validation units of the next generation Westport™ HPDI 2.0 on the Weichai Westport WP12 engine platform. The Weichai Westport WP12 HPDI is China's first engine featuring Westport HPDI technology, designed to deliver the power and performance of the base diesel engine, while replacing up to 95% of diesel fuel with cleaner burning, less expensive natural gas. The WP12 with Westport™ HPDI 2.0 received China V emissions certification from the National Passenger Car Quality Supervision & Inspection Center (Tianjin Automotive Test Center).

On March 3, 2014, Westport announced a joint development agreement with Delphi (NYSE:DLPH) to further support Westport™ HPDI as a leading natural gas technology platform for heavy-duty engine applications. Through the agreement, Westport and Delphi have agreed to combine their intellectual property and engineering strengths to co-develop and manufacture high-pressure natural gas fuel injectors designed for multiple engine OEMs.

On February 12, 2014, Westport and Tata launched a new SI natural gas 3.8L turbocharged engine featuring the WP580 EMS. Designed to support many engine configurations, WP580 EMS is now being used by Tata of India and will be used by other engine OEMs such as GAZ for their truck and bus applications. Westport also unveiled its Westport GEMDi™ technology, which enables engine OEMs to offer a fully integrated, high performance engine optimized for dual-fuel operation. Westport GEMDi™ technology has been co-developed with Tata on their next generation 5L engine that is targeted for medium-duty trucks and buses in India. Upon successful completion of the development phase, commercialization with Tata is expected to follow, with Westport supplying key natural gas engine components.

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SELECTED ANNUAL FINANCIAL INFORMATION

The following table sets forth a summary of our financial results for the years ended December 31, 2014, December 31, 2013 and the year ended December 31, 2012:

Selected Consolidated Statements of Operations Data

	Years ended December 31,
	2014	2013	2012
(expressed in millions of United States dollars, except for per share amounts and shares outstanding)
Total revenue	$130.6	$164.0	$155.6
Gross margin (1)	32.7	15.3	53.2
GM %	25.0%	9.3%	34.2%
Net loss	(149.6)	(185.4)	(98.8)
Net loss per share – basic and diluted (2)	(2.37)	(3.22)	(1.83)
Weighted average shares outstanding	63,130,022	57,633,190	54,072,513

(1)	Gross margin is calculated as revenue less cost of product revenue.

The Company’s gross margin may not be comparable to those of other entities because some entities include depreciation and amortization related to products sold in cost of sales.

Gross margin as defined above applies to the discussion of gross margin throughout the MD&A.

(For the years ended December 31, 2014 and 2013 and 2012, depreciation and amortization is excluded from the calculation of gross margin).

(2)	Fully diluted loss per share is the same as basic loss per share as the effect of conversion of stock options, restricted share units and performance share units would be anti-dilutive.
(3)	See non-GAAP financial measures.

The following table sets forth a summary of our financial position as at December 31, 2014 and December 31, 2013:

Selected Balance Sheet Data

	December 31, 2014	December 31, 2013
(expressed in millions of United States dollars)
Cash and short-term investments	$94.0	$210.6
Total assets	337.7	491.7
Long-term debt	78.5	66.0

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SELECTED ANNUAL FINANCIAL INFORMATION (continued):

The following tables set forth a summary of the financial results of our joint ventures for the years ended December 31, 2014, December 31, 2013 and the year ended December 31, 2012:

Selected CWI Statements of Operations Data

	Years ended December 31,
	2014	2013	2012
(expressed in millions of United States dollars)
Total revenue	$337.2	$310.7	$198.0
Gross margin	66.4	64.2	61.4
GM %	19.7%	20.7%	31.0%
Income before income taxes	21.0	23.1	35.4
Income attributable to the Company	8.1	9.4	13.2

Selected WWI Statements of Operations Data

	Years ended December 31,
	2014	2013	2012
(expressed in millions of United States dollars)
Total revenue	$618.5	$466.6	$272.1
Gross margin	52.5	37.3	24.8
GM %	8.5%	8.0%	9.1%
Income before income taxes	20.3	14.5	9.8
Income attributable to the Company	6.0	4.3	2.9

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RESULTS FROM OPERATIONS

Revenue

Total segments revenues, including 100% of CWI and WWI revenue, increased $145.0 million, or 15% from $941.3 million in 2013 to $1,086.3 million in 2014.

The following table summarizes revenues by segment for the year ended December 31, 2014 compared to the year ended December 31, 2013:

Revenues

(expressed in millions of U.S. dollars)

	Years ended December 31,		Change
	2014	2013	$	%
Applied Technologies	$86.2	$93.2	$(7.0)	(8)%
On-Road Systems	37.0	55.1	(18.1)	(33)%
Off-Road Systems	3.8	3.3	0.5	15%
Corporate and Technology Investments	3.6	12.4	(8.8)	(71)%
CWI	337.2	310.7	26.5	9%
WWI	618.5	466.6	151.9	33%
Total segment revenues	$1,086.3	$941.3	$145.0	15%
Less: Equity investees' revenues	955.7	777.3	178.4	23%
Total consolidated revenues	$130.6	$164.0	$(33.4)	(20)%

Applied Technologies revenue for the year ended December 31, 2014 decreased $7.0 million, or 8% to $86.2 million from $93.2 million for the year ended December 31, 2013. The decrease in revenue was driven by an unfavourable impact of foreign currency translation from the Euro to the US dollar equivalent and weaknesses in certain markets, particularly Europe and Asia.

On-Road Systems revenue for the year ended December 31, 2014 decreased $18.1 million, or 33% from $55.1 million to $37.0 million. The decrease in On-Road Systems revenue is primarily due to the discontinuation of the first generation Westport™ HPDI system in December 2013, offset by increased shipments of Westport iCE PACK, and increased service revenue.

The Off-Road Systems revenue for the year ended December 31, 2014 increased $0.5 million, or 15% from $3.3 million to $3.8 million due to the delivery of LNG Tender cars, offset by a decrease in shipments of WestportTM 2.4L industrial engines to forklift and oilfield customers.

Corporate and Technology Investments revenue for the year ended December 31, 2014 decreased $8.8 million, or 71% from $12.4 million to $3.6 million. The decrease is driven by decreases in license fees earned from our development agreements. All costs associated with our development agreements were recorded as research and development expenses in the period incurred in the consolidated statement of operations.

CWI revenue for the year ended December 31, 2014 increased $26.5 million, or 9% from $310.7 million to $337.2 million. CWI product revenue for the year ended December 31, 2014 increased $22.6 million, or 9%, to $283.6 million on sales of 10,512 units compared to $261.0 million and 10,314 units for the year ended December 31, 2013, which was primarily attributed to the launch of the ISX12 G heavy duty truck engine in April of 2013 contributing to the increased volumes in North America. CWI parts revenue for the year ended December 31, 2014 was $53.7 million compared with $49.6 million for the year ended December 31, 2013 which was primarily attributed to the increase of natural gas engine population in service.

WWI revenue for the year ended December 31, 2014 increased $151.9 million, or 33%, from $466.6 million to $618.5 million. WWI shipped 51,006 units in 2014 compared with 38,138 units for the year ended December 31, 2013.

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Total segments revenues including 100% of CWI and WWI revenue, increased $315.6 million, or 50% from $625.7 million in 2012 to $941.3 million in 2013.

The following table summarizes total revenue by segment for the years ended December 31, 2013 compared to the year ended December 31, 2012:

Revenues

(expressed in millions of U.S. dollars)

	Years ended December 31,		Change
	2013	2012	$	%
Applied Technologies	$93.2	$91.7	$1.5	2%
On-Road Systems	55.1	37.6	17.5	47%
Off-Road Systems	3.3	3.1	0.2	6%
Corporate and Technology Investments	12.4	23.2	(10.8)	(47)%
CWI	310.7	198.0	112.7	57%
WWI	466.6	272.1	194.5	71%
Total segment revenues	$941.3	$625.7	$315.6	50%
Less: Equity investees' revenues	777.3	470.1	307.2	65%
Total consolidated revenues	$164.0	$155.6	$8.4	5%

Applied Technologies revenue for the year ended December 31, 2013 increased $1.5 million, or 2%, to $93.2 million from $91.7 million for the year ended December 31, 2012. The increase in revenue was driven by stronger sales in Russia and China and service revenue earned under development agreements, offset by lower sales in Europe, South America and South Asia.

On-Road Systems revenue for the year ended December 31, 2013 increased $17.5 million, or 47% from $37.6 million to $55.1 million. The increase in revenue is primarily due to launch of Westport iCE PACK in the fourth quarter of 2013, increased sales of the WiNG System as the product launch occurred in the second quarter of the prior year and revenue generated from BAF offset by decreased shipments of the first generation Westport™ HPDI system and the bi-fuel systems for the V70 bi-fuel wagon. On-Road Systems parts revenue for the year ended December 31, 2013 increased $10.2 million to $13.6 million compared with $3.4 million for the year ended December 31, 2012 primarily due to parts revenue generated from BAF.

 The Off-Road Systems revenue for the year ended December 31, 2013 increased $0.2 million, or 6%, from $3.1 million to $3.3 million due to increased shipments of WestportTM 2.4L industrial engines to forklift and oilfield customers.

Corporate and Technology Investments revenue for the year ended December 31, 2013 decreased $10.8 million, or 47% from $23.2 million to $12.4 million. The decrease is primarily driven by one-time license revenue of $8.0 million recognized in the prior year for the transfer of the proprietary know-how related to the HPDI technology. All costs associated with our development agreements were recorded as research and development expenses in the period incurred in the consolidated statement of operations.

CWI revenue for the year ended December 31, 2013 increased $112.7 million, or 57% from $198.0 million to $310.7 million. CWI product revenue for the year ended December 31, 2013 increased $99.3 million, or 61%, to $261.0 million on sales of 10,314 units compared to $161.7 million and 6,804 units for the year ended December 31, 2012, which was primarily attributed to the launch of the ISX12 G heavy duty truck engine in April contributing to the increased volumes in North America. CWI parts revenue for the year ended December 31, 2013 was $49.6 million compared with $36.3 million for the year ended December 31, 2012.

WWI revenue for the year ended December 31, 2013 increased $194.5 million, or 71%, from $272.1 million to $466.6 million. WWI shipped 38,138 units in 2013 compared with 22,025 units for the year ended December 31, 2012.

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Gross Margin

Total segments gross margin, including 100% share of CWI and WWI increased $34.8 million from $116.8 million in 2013 to $151.6 million in 2014.

The following table presents gross margin by segment for the year ended December 31, 2014 compared to the year ended December 31, 2013:

Gross Margin

(expressed in millions of U.S. dollars)

	Year ended		Year ended
	December 31,	% of	December 31,	% of	Change
	2014	Revenue	2013	Revenue	$	%
Applied Technologies	$21.7	25.2%	$26.5	28.4%	$(4.8)	(18)%
On-Road Systems	7.0	18.9%	(23.9)	(43.4)%	30.9	(129)%
Off-Road Systems	0.4	10.5%	0.4	12.1%	—	—%
Corporate and Technology Investments	3.6	100.0%	12.3	99.2%	(8.7)	(71)%
CWI	66.4	19.7%	64.2	20.7%	2.2	3%
WWI	52.5	8.5%	37.3	8.0%	15.2	41%
Total segment gross margin	$151.6	14.0%	$116.8	12.4%	$34.8	30%
Less: Equity investees' gross margin	118.9	12.4%	101.5	13.1%	17.4	17%
Total consolidated gross margin	$32.7	25.0%	$15.3	9.3%	$17.4	114%

Applied Technologies gross margin decreased $4.8 million to $21.7 million, or 25.2% of revenue, for the year ended December 31, 2014 compared to $26.5 million, or 28.4% of revenue for the year ended December 31, 2013. The decrease in gross margin percentage is due to a change in product mix and weaknesses in certain markets including Europe and Asia.

On-Road Systems gross margin increased $30.9 million to $7.0 million, or 18.9% of revenue from negative $23.9 million, or negative 43.4% of revenue for the year ended December 31, 2013. The increase in gross margin is primarily due to the inclusion of warranty adjustments and inventory net realizable write downs of $26.3 million taken in the year ended December 31, 2013 related to the discontinuation of the first generation Westport™ HPDI system.

Corporate and Technology Investments gross margin decreased $8.7 million from $12.3 million to $3.6 million. The decrease in gross margin is driven by a reduction in revenue and the prioritizing of investment programs. The gross margin percentage was approximately 100% in both periods as Corporate and Technology Investments gross margin relates entirely to service revenue and revenue earned under our development agreements and other fee payments.

CWI gross margin increased $2.2 million to $66.4 million, or 19.7% of revenue from $64.2 million or 20.7% of revenue. CWI product margin and product gross margin percentage for the year ended December 31, 2014 were $52.2 million and 18.4%, respectively, compared to $42.7 million and 16.4%, respectively, for the year ended December 31, 2013. This increase in CWI gross margin percentage was due primarily to an decrease of $8.3 million in net warranty adjustments and net extended coverage claims and mix of sales compared to the year ended December 31, 2013. Warranty adjustments and net extended coverage claims totaling $21.7 million were recorded for the year ended December 31, 2014 which is a decrease of $15.1 million from prior year claims of $36.8 million. CWI parts gross margin percentage was 26.5% for the year ended December 31, 2014 compared to 43.5% for the year ended December 31, 2013.

WWI gross margin increased $15.2 million to $52.5 million, or 8.5% of revenue from $37.3 million or 8.0% of revenue. The increase in gross margin percentage related primarily to a change product mix and product pricing.

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Total segments gross margin, including 100% share of CWI and WWI decreased $22.6 million from $139.4 million in 2012 to $116.8 million in 2014.

The following table presents gross margin by segment for the year ended December 31, 2013 compared to year ended December 31, 2012:

Gross Margin

(expressed in millions of U.S. dollars)

	Year Ended		Year Ended
	December 31,	% of	December 31,	% of	Change
	2013	Revenue	2012	Revenue	$	%
Applied Technologies	$26.5	28.4%	$25.3	27.6%	$1.2	5%
On-Road Systems	(23.9)	(43.4)%	4.1	10.9%	(28.0)	683%
Off-Road Systems	0.4	12.1%	0.6	19.4%	(0.2)	-33%
Corporate and Technology Investments	12.3	99.2%	23.2	100.0%	(10.9)	(47)%
CWI	64.2	20.7%	61.4	31.0%	2.8	5%
WWI	37.3	8.0%	24.8	9.1%	12.5	50%
Total segment gross margin	$116.8	12.4%	$139.4	22.3%	$(22.6)	(16)%
Less: Equity investees' gross margin	101.5	13.1%	86.2	18.3%	15.3	18%
Total consolidated gross margin	$15.3	9.3%	$53.2	34.2%	$(37.9)	(71)%

Applied Technologies gross margin increased $1.2 million to $26.5 million, or 28.4% of revenue, for the year ended December 31, 2013 compared to $25.3 million, or 27.6% of revenue for the year ended December 31, 2012. The increase in gross margin percentage is due to a change in product mix during the period and service revenue recorded at 100% gross margin.

On-Road Systems gross margin decreased $28.0 million to negative $23.9 million, or negative 43.4% of revenue from $4.1 million, or 10.9% of revenue for the year ended December 31, 2012. Gross margin for the year ended December 31, 2013 includes $26.3 million of warranty adjustment and inventory obsolescence provision. The incremental decrease in gross margin percentage was due to lower absorption of fixed overhead costs, product mix and negative warranty adjustments and inventory obsolescence provisions on the first generation Westport™ HPDI system during the period. Excluding this warranty adjustment and inventory provision, gross margin and gross margin percentage would have been $2.4 million, or 4.4%.

Corporate and Technology Investments gross margin decreased $10.9 million from $23.2 million to $12.3 million. The decrease is primarily driven by one-time license revenue of $8.0 million recognized in the prior year period. The gross margin percentage was 100% in both periods as Corporate and Technology Investments gross margin relates entirely to service revenue and revenue earned under our development agreements and other fee payments.

CWI gross margin increased $2.8 million to $64.2 million, or 20.7% of revenue from $61.4 million or 31.0% of revenue. CWI product margin and product gross margin percentage for the year ended December 31, 2013 were $42.7 million and 16.4%, respectively, compared to $46.5 million and 28.8%, respectively, for the year ended December 31, 2012. This decrease in CWI gross margin percentage was due primarily to an increase of $20.5 million in net warranty adjustments and net extended coverage claims and mix of sales compared to the year ended December 31, 2012. Warranty adjustments and net extended coverage claims totaling $36.8 million were recorded in the year ended December 31, 2013. Excluding the warranty related impact, CWI gross margin percentage would have been 32.5%. CWI parts gross margin percentage was 43.5% for the year ended December 31, 2013 compared to 41.3% for the year ended December 31, 2012.

WWI gross margin increased $12.5 million to $37.3 million, or 8.0% of revenue from $24.8 million or 9.1% of revenue. The decrease in gross margin percentage related primarily to product mix and product pricing which remains discounted as WWI penetrates new markets and builds market share.

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Research and Development Expenses

The following table presents details of research and development (“R&D”) expense by segment for the year ended December 31, 2014 compared to year ended December 31, 2013:

Research and Development

(expressed in millions of U.S. dollars)

	Years ended December 31,		Change
	2014	2013	$	%
Applied Technologies	$6.6	$5.6	$1.0	18%
On-Road Systems	12.7	15.2	(2.5)	(16)%
Off-Road Systems	1.9	2.2	(0.3)	(14)%
Corporate and Technology Investments	55.2	68.1	(12.9)	(19)%
Total research and development	$76.4	$91.1	$(14.7)	(16)%

Applied Technologies R&D expenses increased $1.0 million primarily related to new product development programs.

On-Road Systems R&D expenses decreased $2.5 million primarily due to lower R&D expenses spent on Westport WiNG Systems as product development was completed in 2013.

Off-Road Systems R&D expenses decreased $0.3 million from $2.2 million in the prior year to $1.9 million for the year ended December 31, 2014. In the current year period, expenses relate to costs to support and manage the development of the business and the Off-Road programs.

Corporate and Technology Investments research and development expenses decreased $12.9 million from $68.1 million to $55.2 million primarily driven by reduction in program expenses and prioritizing of investment programs.

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The following table presents details of R&D expense by segment for the year ended December 31, 2013 compared to year ended December 31, 2012:

Research and Development

(expressed in millions of U.S. dollars)

	Years ended December 31,		Change
	2013	2012	$	%
Applied Technologies	$5.6	$3.1	$2.5	81%
On-Road Systems	15.2	24.6	(9.4)	(38)%
Off-Road Systems	2.2	3.5	(1.3)	(37)%
Corporate and Technology Investments	68.1	42.0	26.1	62%
Total research and development	$91.1	$73.2	$17.9	24%

Applied Technologies R&D expenses increased $2.5 million primarily related to new product development programs.

On-Road Systems R&D expenses decreased $9.4 million primarily due to costs incurred in the prior year for the launch of the WiNG System on the F-250/F-350 bi-fuel Super Duty trucks offset by increased costs from recording expenses relating to BAF and ServoTech since the acquisition occurred on June 28, 2013.

Off-Road Systems R&D expenses decreased $1.3 million from $3.5 million in the prior year to $2.2 million for the year ended December 31, 2013. In the current year period, expenses relate to costs to support and manage the development of the business and the Off-Road programs.

Corporate and Technology Investments research and development expenses increased $26.1 million from $42.0 million to $68.1 million primarily driven by increases in our investment in new and existing development programs.

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Selling, General and Administrative Expenses

The following table presents details of Selling, General and Administrative (“SG&A”) expense by segment for the year ended December 31, 2014 compared to the year ended December 31, 2013:

Selling, General and Administrative

(expressed in millions of U.S. dollars)

	Years ended December 31,		Change
	2014	2013	$	%
Applied Technologies	$20.5	$14.3	$6.2	43%
On-Road Systems	8.8	20.8	(12.0)	(58)%
Off-Road Systems	1.2	12.4	(11.2)	(90)%
Corporate and Technology Investments	35.3	27.7	7.6	27%
Total selling, general and administrative	$65.8	$75.2	$(9.4)	(13)%

Applied Technologies SG&A expenses increased $6.2 million due to increase in scope of business to include China operations, an increase to the allowance for doubtful accounts, customer support campaign expense and severance recorded during the year.

On-Road Systems SG&A expenses decreased $12.0 million primarily due to decreased headcount from consolidating our facilities, discontinuation of activity related to the first generation WestportTM HPDI system and general cost reductions.

Off-Road Systems SG&A expenses decreased $11.2 million due to cost reduction in sales and marketing primarily driven by decreases in headcount.

Corporate and Technology Investments SG&A expenses increased $7.6 million due to increase in headcount to support new programs and global market development initiatives and severance recorded during the year.

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The following table presents details of SG&A expense by segment for the year ended December 31, 2013 compared to the year ended December 31, 2012:

Selling, General and Administrative

(expressed in millions of U.S. dollars)

	Years ended December 31,		Change
	2013	2012	$	%
Applied Technologies	$14.3	$12.4	$1.9	15%
On-Road Systems	20.8	20.3	0.5	2%
Off-Road Systems	12.4	10.7	1.7	16%
Corporate and Technology Investments	27.7	31.5	(3.8)	(12)%
Total selling, general and administrative	$75.2	$74.9	$0.3	—%

Applied Technologies SG&A expenses increased $1.9 million due to increase in salaries and benefits, costs related to our Australian facility and sales and marketing activities.

On-Road Systems SG&A expenses increased $0.5 million due to higher facilities and office expenses related to our Detroit and Kentucky facilities, sales and marketing associated with the F-250/F-350 bi-fuel Super Duty trucks and increased costs from recording expenses relating to BAF and ServoTech since the acquisition occurred on June 28, 2013.

Off-Road Systems SG&A expenses increased $1.7 million related to increased business development activities and management of the Off-Road programs.

Corporate and Technology Investments SG&A expenses decreased $3.8 million primarily due to reduction in headcount and related expenses and professional service fees incurred in the prior year period.

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Foreign exchange gains and losses reflected net realized gains and losses on foreign currency transactions and the net unrealized gains and losses on our net U.S. dollar denominated monetary assets and liabilities in our Canadian operations that were mainly composed of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. In addition, the Company has foreign exchange exposure on Euro denominated monetary assets and liabilities where the functional currency of the subsidiary is not the Euro. For the year ended December 31, 2014, we recognized a net foreign exchange gain of $3.4 million with the decline in the Canadian dollar relative to the U.S. dollar. A majority of the foreign exchange gain for the year ended December 31, 2014 is unrealized.

For the year ended December 31, 2013, we recognized a net foreign exchange gain of $15.2 million with the movement in the Canadian dollar relative to the U.S. dollar. This compares to a net foreign exchange loss of $1.2 million for the year ended December 31, 2012.

Depreciation and amortization for the year ended December 31, 2014 was $18.7 million compared to $16.3 million for the year ended December 31, 2013 and $11.4 million for the year ended December 31, 2012. The increases primarily related to depreciation of property and equipment purchases.

Income from investments accounted for by the equity method primarily relates to our 50% interest in CWI and our 35% interest in WWI and our increase in equity income results primarily from higher revenues and gross margins for CWI and WWI in the current year compared to the prior year.

(expressed in millions of U.S. dollars)

	Years ended December 31,
	2014	2013	2012
CWI - 50% interest	$8.1	$9.4	$13.2
WWI - 35% interest	6.0	4.3	2.9
Other	0.1	(0.3)	0.1
Income from investment accounted for by the equity method	$14.2	$13.4	$16.2

Interest on long-term debt and amortization of discount expense primarily relates to our interest expense on CDN$ and Euro denominated debentures.

(expressed in millions of U.S. dollars)

	Years ended December 31,
	2014	2013	2012
Canadian debentures - 9% per annum	$3.7	$3.1	$3.3
Senior financing facilities	1.6	1.0	1.3
Amortization of discount and non cash interest expense	0.5	0.7	0.8
Total Interest on long-term debt	$5.8	$4.8	$5.4

Interest on long-term debt for the year ended December 31, 2014 of $5.8 million is higher compared to the year ended December 31, 2013 due to additional interest of senior financing facilities as a result of increased borrowings.

Interest on long-term debt for the year ended December 31, 2013 of $4.8 million is lower compared to the year ended December 31, 2012 due to lower amortization of discount and non cash interest expense.

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Income tax recovery for the year ended December 31, 2014 was $0.6 million compared to an income tax expense of $0.9 million for the year ended December 31, 2013 and an income tax expense of $1.7 million for year ended December 31, 2012.

The decrease for the year ended December 31, 2014 primarily relates to lower distributable earnings from our investment in CWI and a recovery of the deferred income tax liability relating to the intangible and goodwill impairment charges. The decrease in income tax expense for the year ended December 31, 2013 compared to the year ended December 31, 2012 primarily relates to lower distributable earnings from our investment in CWI and a recovery of the deferred income tax liability relating to the goodwill impairment charge.

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CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

As at December 31, 2014, our cash, cash equivalents and short-term investment position was $94.0 million, a decrease of $116.6 million from $210.6 million at December 31, 2013. Cash and cash equivalents consist of guaranteed investment certificates, term deposits and bankers acceptances with maturities of 90 days or less when acquired. Short-term investments consist of investment grade bankers’ acceptances, term deposits and commercial paper. We invest primarily in short-term paper issued by Schedule 1 Canadian banks, R1 high rated corporations and governments.

The Company has sustained net losses over the past several years and as at December 31, 2014 have an accumulated a deficit of $765.0 million. As at December 31, 2014 the Company has cash and cash equivalents of $93.3 million. The Company’s ability to continue as a going concern is dependent on its available cash, its ability to find new sources of financing or raise cash through the sale of assets while in pursuit of operating profitability. Over the past year, the Company has taken immediate actions to right-size the business structure and reduce expenses through activities including staff reductions and deferral of non-core development programs.  Management believes these factors will contribute toward achieving profitability, though further expense reductions may be required. However, there can be no assurance that the Company will be successful in achieving its objectives. Management believes that the cash balances available as of December 31, 2014, combined with cost cutting measures in place and its ability to find new sources of financing or raise cash through the sale of assets subsequent to the balance sheet date, provides sufficient funds for the Company to meet its obligations beyond the next 12 months. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Our plan is to use our current cash, cash equivalents and short-term investments, our share of CWI dividends (typically declared and paid quarterly) and borrowings under our credit facility to fund our committed milestones and obligations for our current programs. We will also continue to seek third party and government funding on commercially acceptable terms to offset costs of our investments; however, there are no guarantees that we will be successful in obtaining third party funding on acceptable terms or at all.

For the year ended December 31, 2014, our cash used in operations was $106.8 million. Changes in non-cash working capital resulted in an decrease of $6.0 million. The $6.0 million change in working capital was impacted by a decrease in accounts receivable of $11.6 million offset by increases in warranty liability of $5.8 million, deferred revenue of $5.1 million, accounts payable and accrued liabilities of $4.7 million, inventory of $1.4 million and prepaid expenses of $0.6 million. Cash used in investing activities included the purchase of fixed assets of $10.2 million, acquisitions net of acquired cash of $3.1 million due to the Prins acquisition, offset by maturity of short-term investments of $31.4 million, and $3.2 million in dividends received from joint ventures. Cash used in financing activities included net principal payments of long term debt of $9.5 million, and financing costs incurred for the issuance of additional debenture notes of $2.0 million offset by additional issuance of debentures notes of $17.8 million.

Westport’s capital requirements will vary depending on a number of factors, including the timing and size of orders for our LNG systems, our ability to successfully launch products on time, our supply chain and manufacturing requirements, our success in executing our business plan, relationships with current and potential strategic partners, commercial sales and margins, product reliability, progress on research and development activities, capital expenditures and working capital requirements. We also continue to review investment and acquisition opportunities on a regular basis for technologies, businesses and markets that would complement our own products or assist us in our commercialization plans. Significant new orders, expanded engine programs, acquisitions or investments could require additional funding. If such additional funding is not available to us, if expected orders do not materialize or are delayed, or if we have significant overspending in our programs, we may be required to delay, reduce or eliminate certain research and development activities, reduce or cancel inventory orders, and possibly forego new program, acquisition or investment opportunities. Any of those circumstances could potentially result in a delay of the commercialization of our products in development and could have an adverse effect on our business, results of operations, liquidity and financial condition.

This “Capital Requirements, Resources and Liquidity” section contains certain forward looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Readers are encouraged to read the “Forward Looking Statements” and “Basis of Presentation” sections of this MD&A, which discusses forward-looking statements and the “Business Risks and Uncertainties” section of this MD&A and of our AIF.

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CONTRACTUAL OBLIGATIONS AND COMMITMENTS

	Carrying amount	Contractual cash flows	< 1 year	1 - 3 years	4-5 years	> 5 years
Accounts payable and accrued liabilities	55,502	55,502	55,502	—	—	—
Unsecured subordinated debentures (1)	46,491	68,613	4,950	63,663	—	—
Senior financing (2)	15,910	16,565	6,314	8,353	779	1,120
Senior revolving financing (3)	12,101	12,743	315	12,429	—	—
Other bank financing (4)	2,646	3,135	1,050	478	121	1,485
Capital lease obligations	1,394	1,490	626	665	200	—
Operating lease commitments	—	57,867	3,946	10,868	9,929	33,125
Royalty payments (5)	1,294	15,927	1,164	2,327	2,327	10,108
	135,338	231,842	73,867	98,783	13,356	45,838

(1)        Includes interest at 9%.

(2)        Includes interest at rates disclosed in note 13(b) of the annual financial statements in effect at at December 31, 2014.

(3)        Includes interest at rates disclosed in note 13(c) of the annual financial statements in effect at December 31, 2014.

(4)        Includes interest at rates disclosed in note 13(d) in effect at December 31, 2014.

(5)        From fiscal 2011 to 2015 inclusive, the Company is obligated to pay annual royalties equal to the greater of $1.2 million (CDN$1.4 million) or 0.33% of the Company's gross annual revenue from all sources, provided that gross revenue exceeds $12.7 million (CDN$13.5 million) in any aforementioned fiscal year, up to a maximum of $26.5 million (CDN$28.2 million).  The Company has assumed the minimum required payments.

Capital lease obligations and operating lease commitments

Capital lease obligations related primarily to office equipment and machinery, have initial terms of three to five years and have interest rates ranging from 3.07% to 4.93%. Operating lease commitments represent our future minimum lease payments under leases related primarily to our operating premises and office equipment.

Senior financing

Senior financing consists of three arrangements with a combined $15.9 million in principal outstanding.

The Emer S.p.A ("Emer") senior financing agreement with outstanding principal of $9.4 million bears interest at the 6-month Euribor plus 2.5% (2.7% as at December 31, 2014) and is recorded at amortized cost using the effective interest rate method.  Interest is paid semi-annually. The Company has pledged its interest in Emer as a general guarantee for its senior financing. The senior financing matures in 2017.

The outstanding principal for the Prins senior financing as of December 31, 2014 is $3.6 million. A total of $7.5 million Prins senior financing was assumed on the acquisition of Prins. Principal of $3.9 million was repaid on December 2, 2014. The senior financing agreement bears interest at the 3-month Euribor plus 3.5% (3.6% as at December 31, 2014). Interest is paid quarterly. The Company has pledged its interest in Prins as a general guarantee for its senior financing. The senior financing matures in 2016.

The Prins senior mortgage loan was assumed on the acquisition of Prins. The senior mortgage loan bears interest at 3-month Euribor plus 1% (1.1% as at December 31, 2014). Interest is paid quarterly. The Company has pledged its interest in Prins's building as a general guarantee for its senior mortgage loan. The senior mortgage loan matures in 2020.

The three senior financing agreements will be repaid in accordance with note 13(b) of the annual financial statements.

Senior revolving financing

The Emer senior revolving facility of $12.1 million bears interest at the 6-month Euribor plus 2.5% (2.6% as at December 31, 2014) and will be repaid through two principal payments of $6 million (€5 million) million on March 31, 2016 and October 2, 2017.

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Subordinated Debenture Notes

On September 23, 2011, the Company raised $33.7 million (CDN$36.0 million) through the issuance of debentures (the "Initial Debentures"). The Initial Debentures were unsecured and subordinated to senior indebtedness, matured on September 22, 2014, and bore interest at 9% per annum, were payable in cash semi-annually in arrears on March 15 and September 15 of each year during the term, which commenced on March 15, 2012.

On June 27, 2014, the Company raised $17.8 million (CDN$19.0 million) through the issuance of debentures on a private placement basis (the “Additional Debentures”). In conjunction with the issuance of the Additional Debentures, the Company amended the terms of the Initial Debentures (the “Amended Initial Debentures”). The Amended Initial Debentures are ranked pari passu with the Additional Debentures and both shall be treated as the same series of debentures (the “New Debentures”) with the same terms. The New Debentures totaling $51.5 million (CDN$55.0 million) are composed of the Additional Debentures $17.8 million (CDN$19.0 million) and the Amended Initial Debentures $33.7 million (CDN$36.0 million). The New Debentures are unsecured and subordinated to senior indebtedness, mature on September 15, 2017, and bear interest at 9% per annum, payable in cash semi-annually in arrears on March 15 and September 15 of each year during the term.

The New Debentures contain an extension option that will allow each debenture holder to have the option to extend, a maximum of six times, the maturity date for an additional period of six months provided that greater than CDN$10.0 million of the aggregate principal amount of the New Debentures remain outstanding.

The Company has performed the assessment of embedded derivatives within the New Debentures and concluded that there is an embedded derivative that requires bifurcation related to the extension option from the New Debentures. The extension option was deemed not clearly and closely related to the New Debentures and is separately accounted for as a standalone derivative. The Company recorded this embedded derivative as a non-current liability on its consolidated balance sheet. At issuance on June 27, 2014, the embedded derivative’s fair value was determined to be $1.2 million (CDN$1.3 million), which was recorded as a reduction to the carrying value of the New Debentures. The Company is accreting the carrying value of the debt to interest expense by using the effective interest method through to the maturity date of the New Debentures. The Company accreted $0.1 million of the embedded derivative discount for the year ended December 31, 2014 (2013 $Nil ). The embedded derivative is subsequently adjusted to fair value at each reporting date, with the associated fair value loss (gain) recorded in interest and other income (loss). The fair value adjustment recorded for the year ended December 31, 2014 was $1.1 million (2013 $Nil). The derivative liability is included in other long term liabilities on the consolidated balance sheets. The Company determined the fair value of the embedded derivative using the Interest Rate Option Pricing Method which incorporated the Black-Karasinski model.

Royalty Payments

Royalty payments include annual royalties payable to Industry Canada’s Industrial Technologies Office (“ITO”) as outlined in “Government Funding” below.

Purchase Commitments

In 2014, the Company entered into several long-term fixed price contracts to purchase parts to produce certain products. These contracts represent firm purchase commitments which are evaluated for potential market value losses. The Company estimated a loss on these firm purchase commitments with reference to the estimated future sales price of these products and recognized a provision for inventory purchase commitments of $4.1 million in 2014. The provision is recognized in other payables in accounts payable and accrued liabilities.

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CONTINGENT OFF-BALANCE SHEET ARRANGEMENTS

Government Funding

We are continually exploring strategic opportunities to work with governments to provide them with alternative fuel solutions. As a result of our government partnerships, we recognized $0.9 million in government funding during the year ended December 31, 2014 compared with $0.6 million for the year ended December 31, 2013 and $0.8 million for the year ended December 31, 2012.

Under certain repayment terms, we are obligated to repay royalties as follows:

AGREEMENT	DESCRIPTION	ROYALTIES	TERM

INDUSTRIAL TECHNOLOGIES OFFICE (FORMERLY TECHNOLOGY PARTNERSHIPS CANADA)	Fund 30% of the eligible costs of, among other research projects, the adaptation of Westport’s technology to diesel engines, up to CDN $18.9 million.	Annual royalties equal to the greater of CDN $1.35 million or 0.33% of annual gross revenues from all sources, provided that gross revenues exceed CDN $13.5 million.	Fiscal 2010 to fiscal 2015, inclusive; royalty period may be extended until the earlier of March 31, 2018 or until cumulative royalties total CDN $28.2 million.

DEPARTMENT OF NATURAL RESOURCES CANADA	Funded CDN $1.0 million for demonstration of a low emissions natural gas power generator in Grande Prairie, Alberta.	1% of revenues from future sales of natural gas engines for power generators.	Earlier of 10 years from project completion date (August 30, 2004), or when cumulative royalties total CDN $1.0 million.

For the year ended December 31, 2014, royalties of $1.5 million relating to ITO were paid and an additional $1.5 million was accrued during the year. Cumulative royalties paid to date relating to ITO at December 31, 2014 total $8.4 million.

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SHARES OUTSTANDING

For the years ended December 31, 2014, December 31, 2013 and the year ended December 31, 2012, the weighted average number of shares used in calculating the loss per share was 63,130,022, 57,633,190 and 54,072,513, respectively. During the year ended December 31, 2014, we granted 5,792,162 RSUs and PSUs (together the “Share Units”) including 297,189 Phantom Share Units relating to our long-term incentive programs. The Common Shares, share options and Share Units outstanding and exercisable as at the following dates are shown below:

	December 31, 2014		March 9, 2015
	Number	Weighted average exercise price	Number	Weighted average exercise price
		$		$
Common Shares outstanding	63,480,722		63,917,009
Share options(1)
Outstanding	32,223	17.64	32,223	17.64
Exercisable	32,223	17.64	32,223	17.64
Share Units(1)
Outstanding(2)	5,337,873	N/A	5,337,873	N/A
Exercisable	142,166	N/A	142,166	N/A

(weighted average exercise prices are presented in Canadian dollars)

(1) As at December 31, 2014, excludes 40,755 (March 9, 2015 - 40,755) of phantom share units, respectively, which when vested, are exercisable in exchange for a cash payment and do not result in the issuance of common shares.

(2) As at December 31, 2014, includes 1,031,145 (March 9, 2015 - 1,031,145) PSUs with payout levels ranging between 0% and 200% upon achieving the required performance criteria over the measurement period. None of these PSUs are currently known to be issuable based on the prior achievement of the required 200% conversion ratio as at the date hereof, however such awards have not yet become vested.

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CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. We have identified several policies as critical to our business operations and in understanding our results of operations. These policies, which require the use of judgment, estimates and assumptions in determining their reported amounts, include our accounting of CWI as variable interest entity, warranty liability, revenue recognition, inventories, property, equipment, furniture and leasehold improvements, stock-based compensation, goodwill and intangible assets. The application of these and other accounting policies are described in Note 2 of our calendar year 2014 annual consolidated financial statements. Actual amounts may vary significantly from estimates used.

Variable Interest Entities

A variable interest entity (“VIE”) is any type of legal structure not controlled by voting equity but rather by contractual and/or other financial arrangements. Interests in VIEs are consolidated by the company that is the primary beneficiary. The Company’s interest in CWI is a VIE but it is determined that there is no primary beneficiary.

Warranty Liability

Estimated warranty costs are recognized at the time we sell our products and included in cost of revenue. We use historical failure rates and costs to repair product defects during the warranty period, together with information on known products to estimate the warranty liability. The ultimate amount payable and the timing will depend on actual failure rates and the actual cost to repair. We review our warranty provision quarterly and record adjustments to our assumptions based on the latest information available at that time. Since a number of our products are new in the market, historical data may not necessarily reflect actual costs to be incurred, and this exposes the Company to potentially significant fluctuations in liabilities and our statement of operations. New product launches require a greater use of judgment in developing estimates until claims experience becomes available.  Product specific experience is typically available four or five quarters after product launch, with a clear experience trend not evident until eight to twelve quarters after launch.  We generally record warranty expense for new products upon shipment using a factor based upon historical experience from previous engine generations in the first year, a blend of actual product and historical experience in the second year and product specific experience thereafter. Adjustments to and estimated future direct warranty costs are accrued and charged to cost of revenue in the period when the related revenues are recognized while indirect warranty overhead salaries and related costs are charged to cost of revenue in the period incurred.

During the fourth quarter of 2013, a study of the historical data indicated that the cost to repair product defects continued to increase significantly primarily associated with our extended warranty contracts. As a result, the Company recognized a change in estimate in our base warranty liability and a loss on our extended warranty contracts representing the excess of the estimated cost to service these contracts over the amount of the deferred revenue recognized associated with the contracts.

Revenue Recognition

Product revenue

The Company’s primary source of revenue is from the sale of kits, Westport LNG systems and parts, and Westport CNG and LPG fuel systems for OEMs in the light-duty automotive and industrial markets.  Product revenue is recognized when contractual terms are agreed upon, the price is determinable, the products are shipped and title passes to the customer and collectability is assured.

Revenue from research and development

The Company also earns service revenue from research and development arrangements under which the Company provides contract services relating to developing natural gas engines or biogas engines for use in products and providing ongoing development services to assist with the development and commercialization of products.  These contracts provide for the payment for services based on our achieving defined milestones or on the performance of work under product development programs.  Revenues are recognized using the milestone method based on assessment of progress achieved against the defined milestones.  Revenue may also be recognized using the proportionate performance method of accounting based on the performance of work under the research and development arrangement.  There is a risk that a customer may ultimately disagree with our assessment of the progress achieved against milestones or that our estimates of the percentage of work completed could change. Should this occur, the revenues recognized in the period might require adjustment in a subsequent period. All costs incurred related to revenue earned from research and development arrangements are recorded as research and development expense as incurred.

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Revenue from contracts

The Company earns revenue under certain contracts to provide engineering development services.  These contracts provide for the payment for services based on the performance of work under product development programs.  Revenues are recognized under these contracts based on the percentage of completion method of accounting.  The components to measure of percentage of completion are complex and subject to many variables.  Components may include estimated costs to complete a contract, estimated hours to completion or management’s assessment of work to be performed.  When estimates of total costs to be incurred on a contract exceed total estimates of revenue to be earned, a provision for the entire loss on the contract is recorded in the period the loss is determined.  There is a risk that the estimated percentage of completion of a contract may change, which may result in an adjustment to previously recognized revenues. All costs incurred related to revenue earned from contracts are recorded in cost of products sold.

Arrangements with customers may include multiple deliverables, including any combination of products, services, and licenses. In these arrangements, the Company allocates revenue to all deliverables based on their relative selling prices. The Company uses a hierarchy to determine the selling price to be used for allocating revenue to deliverables: (a) vendor-specific objective evidence of fair value (VSOE), (b) third-party evidence of selling price (TPE), and (c) best estimate of selling price (BESP), which are determined as follows:

VSOE-In limited circumstances are products sold separately in stand-alone arrangements.  In determining VSOE, the Company requires that a substantial majority of the selling prices for a product or service falls within a reasonably narrow pricing range, generally evidenced by the pricing rates of approximately 85% of such historical stand-alone transactions falling within plus or minus 10% of the median rate. In addition, the Company considers the geographies in which the products or services are sold, major product and service groups, customer classification, and other environmental or marketing variables in determining VSOE.

TPE-VSOE exists only when the Company sells the deliverable separately. When VSOE does not exist, the Company attempts to determine TPE based on competitor prices for similar deliverables when sold separately. Generally, the Company’s go-to-market strategy for many of its products differs from that of its peers and its offerings contain a significant level of customization and differentiation such that the comparable pricing of products with similar functionality sold by other companies cannot be obtained. Furthermore, the Company is unable to reliably determine what similar competitor products’ selling prices are on a stand-alone basis. Therefore, the Company is typically not able to determine TPE.

BESP-The objective of BESP is to determine the price at which the Company would transact a sale if the product or service were sold on a stand-alone basis. When both VSOE and TPE do not exist, the Company determines BESP by first collecting all reasonably available data points including sales, cost and margin analysis of the product, and other inputs based on the Company’s normal pricing practices. Second, the Company makes any reasonably required adjustments to the data based on market and Company-specific factors. Third, the Company stratifies the data points, when appropriate, based on customer, magnitude of the transaction and sales volume.

Once elements of an arrangement are separated into more than one unit of accounting, revenue is recognized for each separate unit of accounting based on the nature of the revenue as described above.

Changes in cost estimates and the fair values of certain deliverables could negatively impact the Company’s operating results. In addition, unforeseen conditions could arise over the contract term that may have a significant impact on the Company’s operating results.

License revenue

Revenue from technology license fees is recognized over the duration of the licensing agreement.  Amounts received in advance of the revenue recognition criteria being met are recorded as deferred revenue.

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Inventories

The Company’s inventories consist of the Company’s fuel system products (finished goods), work-in-progress, purchased parts and assembled parts. Inventories are recorded at the lower of cost and net realizable value.  Cost is determined based on the lower of weighted average cost and net realizable value.  The cost of fuel system product inventories, assembled parts and work-in-progress includes materials, labour and production overhead including depreciation.  The Company provides inventory write-downs based on excess and obsolete inventories determined primarily by future demand forecasts. In addition, the Company records a liability for firm, noncancelable, and unconditional purchase commitments with manufacturers for quantities in excess of the Company’s future demand forecast consistent with its valuation of excess and obsolete inventory.

Property, Plant and Equipment and Intangible Assets

We consider whether or not there has been an impairment in our long-lived assets, such as equipment, furniture and leasehold improvements and intangible assets, whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. If such assets are not recoverable, we are required to write down the assets to fair value. When quoted market values are not available, we use the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset as an estimate of fair value to determine whether or not a write down is required.

Based on the revenue and operating results and decline in the oil price, the Company concluded there were impairment indicators requiring the performance of a long-lived assets impairment test for customer contracts, technology and other intangibles as of November 30, 2014. Accordingly non-cash impairment charges aggregating to $5.8 million were recorded during the year ended December 31, 2014 which reduced the carrying values of technology by $0.1 million, customer contracts by $4.7 million and other intangibles by $1.0 million for the On-Road Systems segment.

During the year ended December 31, 2013, there was a significant decline in revenue from the lower than expected adoption rate of natural gas vehicles in our customer contracts.  An impairment analysis of the intangibles balance indicated that the carrying value exceeded the fair value of customer contracts.  Accordingly, an intangible impairment charge of $1.7 million related to customer contracts in Sweden was recognized in the On-Road Systems segment.  The fair value of customer contracts was determined using the present value of expected cash flows discounted at a rate equivalent to a market participant’s weighted-average cost of capital.

Stock-Based Compensation

We account for stock-based compensation related to stock options, Performance Share Units (“PSUs”) and Restricted Share Units (“RSUs”) granted to employees and directors using the fair value method. The resulting compensation expense for stock options is calculated using the Black-Scholes valuation method net of estimated forfeitures and is recognized in results from operations over the period in which the related employee services are rendered. We account for performance shares by calculating the fair value using a Monte-Carlo simulation and RSUs by calculating the fair value based on the market price of the Company’s common shares on the date of grant. The compensation expense is recorded in the period it is earned, which generally is the period over which the units vest.

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Goodwill

We do not amortize goodwill but instead test it annually for impairment, or more frequently when events or changes in circumstances indicate that goodwill might be impaired. This impairment test is performed annually at November 30. We use a two-step test to identify the potential impairment and to measure the amount of impairment, if any. The first step is to compare the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered impaired; otherwise, goodwill is impaired and the loss is measured by performing step two. Under step two, the impairment loss is measured by comparing the implied fair value of the reporting unit goodwill with the carrying amount of goodwill.

We determine fair value using widely accepted valuation techniques, including discounted cash flows and market multiple analyses. These types of analyses contain uncertainties because they require management to make assumptions and to apply judgment to estimate industry economic factors and the profitability of future business strategies.

Based on the revenue and operating results of Applied Technologies and On-Road Systems segments in the nine months ended September 30, 2014 and the decline in the outlook for the remainder of 2014 and future years, the Company concluded there was an impairment indicator requiring an interim goodwill impairment assessment as of September 30, 2014. The estimated fair value of the Applied Technology and On-Road Systems reporting units exceeded their carrying amounts and therefore there was no impairment of the goodwill. The percentage by which the fair values of the reporting units exceeded their carrying values was less than 10% for both reporting units. In the fourth quarter of 2014, the sustained downturn in the price of oil and significant loss of revenue from the lower than expected adoption rate of natural gas vehicles impacted our long-range planning and on November 30, 2014, our annual impairment test date, the estimated fair value of the On-Road systems reporting unit failed step 1 and we impaired goodwill and intangible assets by $18.5 million and $5.8 million, respectively. The fair value of our Applied Technologies reporting unit exceeded the carrying amount and therefore no impairment of goodwill. The percentage by which the fair value exceeded the carrying value was less than 10%.

The remaining goodwill of $23.4 million relates to the Applied Technologies segment. Determining the fair value of a reporting unit involves the use of significant estimates and assumptions. These assumptions could be adversely impacted by certain of the risks discussed in “Business Risks and Uncertainties.” Variations to the expected future cash flows, and timing thereof, could result in significant changes to the impairment test results, which could in turn impact future financial results, including the potential for impairment loss in the future.

For the year ended December 31, 2013 an assessment of the carrying value of goodwill was conducted as of November 30, 2013. Based on the Company’s assessment, it was determined that the carrying amount of goodwill exceeded the implied fair value of goodwill by $35.0 million. A goodwill impairment loss of $30.1 million and $4.9 million was recorded in the Applied Technologies segment and the On-Road Systems segment, respectively, for the year ended December 31, 2013. In the Applied Technologies segment, the goodwill impairment charge was driven by the adverse economic climate in Europe and other geographic markets and lower than anticipated revenues. In the On-Road Systems segment, the goodwill impairment charge was driven by a significant loss of revenue from lower than expected adoption rate of natural gas vehicles.

For 2013 and 2014, the fair value of the reporting units was determined using the present value of expected future cash flows discounted at a rate equivalent to a market participant’s weighted-average cost of capital. The estimates and assumptions regarding expected future cash flows and the appropriate discount rates are in part based upon historical experience, financial forecasts and industry trends and conditions.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

(a)	Adoption of new accounting standards:

Income taxes:

In July 2013, the FASB issued ASU No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carry forward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (“ASU 2013-11”).  ASU 2013-11 purpose is to eliminate the diversity in the presentation of unrecognized tax benefits.  Entities are required to present any unrecognized tax benefit as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward.  In circumstances where a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets.  This new guidance is to be applied prospectively effective on January 1, 2014.  The adoption of this update did not have a material impact on the Company's consolidated financial statements.

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(b)	New accounting pronouncements:

Revenue:

In May 2014, Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, Revenue From Contracts With Customers (“Topic 606”). Topic 606 removes inconsistencies and weaknesses in revenue requirements, provides a more robust framework for addressing revenue issues, improves comparability of revenue recognition practices across entities, industries, jurisdictions and capital markets, provides more useful information to users of financial statements through improved disclosure requirements and simplifies the preparation of financial statements by reducing the number of requirements to which an entity must refer. The guidance in this update supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. Additionally, this update supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition - Construction-Type and Production-Type Contracts. Topic 606 is effective for public entities with reporting periods beginning after December 15, 2016. Early adoption is not permitted. The Company has not yet evaluated the impact of the adoption of this new standard.

Going Concern:

In August 2014, the FASB issued ASU 2014-15 “Presentation of Financial Statements - Going Concern,” outlining management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern, along with the required disclosures.  ASU 2014-15 is effective for the annual period ending after December 15, 2016 with early adoption permitted.  The Company does not anticipate a material impact to the Company’s financial statements as a result of this change.

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DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Evaluation of Disclosure Controls and Procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), on a timely basis such that appropriate decisions can be made regarding public disclosures. As of the end of the period covered by this report, we evaluated, under the supervision and with the participation of management, including the CEO and CFO, the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a–15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (“Exchange Act”). The CEO and CFO have concluded that as of December 31, 2014, our disclosure controls and procedures were effective to ensure that information required to be disclosed in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified therein and accumulated and reported to management to allow timely discussions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) promulgated under the Exchange Act. Our internal control over financial reporting is designed under our supervision, and affected by the Company’s board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external reporting purposes in accordance with U.S. GAAP and the requirements of the Securities and Exchange Commission (the “SEC”), as applicable. There are inherent limitations in the effectiveness of internal control over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances.

All internal control systems, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues have been detected. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under potential future conditions, regardless of how remote. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management, including the CEO and CFO, has evaluated the effectiveness of internal control over financial reporting, as defined in Rules 13a–15(f) and 15d–15(f) of the Exchange Act, in relation to criteria described in Internal Control–Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). As allowed by National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings and SEC guidance, management excluded from its assessment the 2014 acquisition of Prins, which accounted for less than 1% of total assets and less than 1% of total revenues as of and for the year ended December 31, 2014. Based on this evaluation, Management has determined that internal control over financial reporting was effective as of December 31, 2014.

Deloitte LLP, our independent registered public accounting firm, has audited our consolidated financial statements and expressed an unqualified opinion thereon. Deloitte has also expressed an unmodified opinion on the effective operation of our internal control over financial reporting as of December 31, 2014.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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SUMMARY OF QUARTERLY RESULTS AND DISCUSSION OF THE QUARTER ENDED DECEMBER 31, 2014

Our revenues and operating results can vary significantly from quarter to quarter depending on the timing of product deliveries, product mix, product launch dates, research and development project cycles, timing of related government funding, impairment charges, stock-based compensation awards and foreign exchange impacts. Net loss has and can vary significantly from one quarter to another depending on operating results, gains and losses from investing activities, recognition of tax benefits and other similar events.

The following table provides summary unaudited consolidated financial data for our last eight quarters:

Selected Consolidated Quarterly Operations Data (unaudited)

Three months ended	31-Mar-13	30-Jun-13	30-Sep-13	31-Dec-13	31-Mar-14	30-Jun-14	30-Sep-14	31-Dec-14
(expressed in millions of United States dollars except for per share amounts)
Product revenue (1)	$27.3	$32.5	$33.0	$41.4	$34.8	$31.8	$24.0	$27.4
Service and other revenue	2.7	2.4	13.5	11.2	5.1	6.1	1.4	—
Total revenue	30.0	34.9	46.5	52.6	39.9	37.9	25.4	27.4
Cost of product and parts revenue	22.0	26.6	30.5	69.6	27.6	24.3	17.3	28.7
Gross margin	8.0	8.3	16.0	(17.0)	12.3	13.6	8.1	(1.3)
Gross margin percentage	26.7%	23.8%	34.4%	(32.3)%	30.8%	35.9%	31.9%	(4.7)%
Net loss for the period	$(31.8)	$(33.9)	$(30.2)	$(89.5)	$(23.9)	$(35.4)	$(25.5)	$(64.8)
Loss per share
Basic and Diluted	$(0.57)	$(0.61)	$(0.53)	$(1.42)	$(0.38)	$(0.56)	$(0.40)	$(1.03)
Income from unconsolidated joint ventures:
CWI net income attributable to the Company	0.8	3.3	2.5	2.8	(0.8)	0.4	0.9	7.6
WWI net income attributable to the Company	1.0	1.3	1.3	0.7	0.5	0.7	1.2	3.6

(1) In 2014, the Company combined the parts revenue with product revenue into a single line item in the consolidated statement of operations and comprehensive loss for all periods presented.

THREE MONTHS ENDED December 31, 2014 AND 2013

Our consolidated revenue for the three months ended December 31, 2014 was $27.4 million, a decrease of $19.1 million, or 36.3%, from $52.6 million for the three months ended December 31, 2013. The decrease in revenue was primarily due to the discontinuation of the first generation Westport™ HPDI system in the prior quarter, timing of service revenue, competition from gasoline-fueled vehicles due to the decrease in petroleum-based fuel pricing, unfavourable impact of foreign currency translation from Euro to US dollar equivalent, and weakness in key markets such as Europe and the Americas.

Our consolidated net loss for the three months ended December 31, 2014 was $64.8 million, or a loss of $1.03 per diluted share, compared to a net loss of $89.5 million, or a loss of $1.42 per diluted share, for the three months ended December 31, 2013.

Included in our net loss for the three months ended December 31, 2014 are charges of $18.5 million in goodwill impairment, $5.5 million of intangible asset impairment, $2.1 million in inventory obsolescence, $4.1 million in provision for inventory purchase commitments, $5.2 million on loss on disposal of assets, offset by $11.4 million in income from investments accounted for by the equity method.

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RELATED PARTY TRANSACTIONS

As part of our joint venture agreement, we engage in transactions with CWI.

As at December 31, 2014, net amounts due from CWI total $2,538 (2012 - $3,621). Amounts receivable relate to costs incurred by the Company on behalf of CWI. The amounts are generally reimbursed by CWI to the Company in the month following the month in which the payable is incurred. Cost reimbursements from CWI consisted of the following:

	Years ended December 31,
	2014	2013	2012
Research and development	$3	$178	$160
General and administrative	1,548	1,351	2,621
Sales and marketing	4,935	4,725	3,683
	$6,486	$6,254	$6,464

During the year ended December 31, 2014, interest of $nil (year ended December 31, 2013 - $nil; year ended December 31, 2012 - $114) was paid to CWI.

All material transactions between the Company and CWI have been eliminated on application of equity accounting.

BUSINESS RISKS AND UNCERTAINTIES

An investment in our business involves risk and readers should carefully consider the risks described in our AIF and other filings on www.sedar.com and www.sec.gov. Our ability to generate revenue and profit from our technologies is dependent on a number of factors, and the risks discussed in our AIF, if they were to occur, could have a material impact on our business, financial condition, liquidity, results of operation or prospects. While we have attempted to identify the primary known risks that are material to our business, the risks and uncertainties discussed in our AIF may not be the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently believe are immaterial may also adversely affect our business, financial condition, liquidity, results of operation or prospects. A full discussion of the risks impacting our business is contained in the AIF for the year ended December 31, 2014 under the heading “Risk Factors” and is available on SEDAR at www.sedar.com.

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